Mail Stop 3628

April 21, 2006

By Facsimile (213.621.5070) and U.S. Mail
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071


Re:  	Inter-Tel, Inc.
	Soliciting Material Filed Pursuant to Section 14a-12
	Filed April 10, 2006 by Steven G. Mihaylo
      File No. 000-10211

Dear Mr. McCarthy:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials

1. We note disclosure of your discussions and possible arrangement with Vector Capital to pursue jointly an acquisition of Inter-Tel. What consideration was given to whether Vector Capital may be a participant in the solicitation, as defined in Instruction 3 to
Item 4 of Schedule 14A? In this regard, Rule 14a-12(a)(1)(i) requires that each written communication include the identity of any participants in the solicitation and a description of their interests (or a legend indicating where security holders can obtain the information).

2. As stated above, Rule 14a-12(a)(1)(i) requires that each written communication include the identity of any participants in the solicitation and a description of their interests (or a legend indicating where security holders can obtain the information).
It is not sufficient to direct security holders to the proxy statement which will be filed in the future. Please provide the required information, including the identity of the participants to the solicitation, under cover of Schedule 14A.

3. Please provide the basis for your statement that "the Company`s current shareholders will face many quarters, if not years, of volatility and uncertainty...."  In the future, you should provide more information to shareholders so that they adequately may assess your assertions.

4. We note statements throughout your materials in which you assert that you believe that a sale will "maximize value" and that a cooperative process will "offer significantly more value." Please provide support for these statements and quantify any analyses performed to support these statements. To the extent any such analyses have not been performed, so state.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      						Very truly yours,



          						Ade K. Heyliger
							Attorney-Advisor
							Office of Mergers & Acquisitions